Exhibit 99.1

Second Quarter 2010

Report to Shareholders

For the Three and Six Months Ended February 28, 2010

(Unaudited)

Corus Entertainment Inc.
Second Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	4
Overview of Consolidated Results	5
Revenues	5
Direct cost of sales, general and administrative expenses	6
Depreciation	6
Interest expense	6
Disputed regulatory fees	6
Other expense (income), net	6
Income taxes	6
Net income and earnings per share	7
Other comprehensive income (loss), net of tax	7
Radio	7
Television	8
Corporate	9
Quarterly Consolidated Financial Information	10
Risks and Uncertainties	10
Outlook	10
Financial Position	11
Liquidity and Capital Resources	11
Cash flows	11
Net debt to segment profit	12
Off-balance sheet arrangements and derivative financial instruments	12
Contractual commitments	12
Outstanding Share Data	12
Changes in Internal Control Over Financial Reporting	13
Key Performance Indicators	13
Free cash flow	13
Net debt	13
Net debt to segment profit	13
Impact of New Accounting Policies	13
Recent Accounting Pronouncements	14
Consolidated Financial Statements and Notes	16

Corus Entertainment Inc.
Second Quarter Report to Shareholders

HIGHLIGHTS

(These highlights are derived from the	Three months ended		Six months ended
unaudited consolidated financial statements)	February 28,		February 28,
(thousands of Canadian dollars, except per share data)	2010	2009	2010	2009
Revenues	192,664	181,358	414,993	398,143
Segment profit
Radio	8,568	7,110	30,389	29,121
Television	53,204	47,491	120,272	111,761
Corporate	(6,327)	(3,592)	(11,991)	(8,531)
	55,445	51,009	138,670	132,351

Net income	14,603	29,029	88,511	69,662
Earnings per share
Basic	$0.18	$0.36	$1.10	$0.87
Diluted	$0.18	$0.36	$1.08	$0.86

Significant Events in the Quarter

•
On December 10, 2009, the Company announced that through air time support, gift-in-kind services, local fundraising assistance and cash donations, Corus Radio, its employees and listeners raised more than $21 million for local and national charities in fiscal 2009.

•
On December 31, 2009, January 29, 2010 and February 26, 2010, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B Shares, respectively.  Approximately 9% of shareholders are participating in the Company’s dividend reinvestment plan.

•
On January 4, 2010, the Company’s newest greatest hits station, Hamilton’s Vinyl 95.3, announced its on-air lineup. Bob Magee and Corrie Miller host the morning drive Monday to Friday; John Novak hosts the midday time slot; Gord James hosts the weekday afternoon drive; and Derek Rivers takes the evening weekday slot.

•
On January 18, 2010, The Right Honourable Stephen Harper, Prime Minister of Canada, The Honourable Lawrence Cannon, Minister of Foreign Affairs and The Honourable Jason Kenney, Minister of Citizenship, Immigration and Multiculturalism joined host Charles Adler for Corus Entertainment’s Operation Haiti radiothon. The radiothon was broadcast across the country on Corus and non-Corus news-talk stations to raise money for Canadian Red Cross relief efforts in Haiti, reporting a 25% increase in donations during the radiothon.

•	On January 29, 2010, the Company announced that AM Info690 Montréal and AM940 Montreal's Greatest Hits will cease operation on January 29 at 7 p.m.
•
On February 10, 2010, the Company and YMCA (Canada) announced a new multi-year partnership between YTV and the YMCA created to encourage kids and their families to get healthy through YMCA’s Strong Kids program.

•
On February 11, 2010, the Company announced that it had closed its previously announced offering of $500 million Cdn principal amount of 7.25% senior unsecured guaranteed notes due February 10, 2017. The Notes were publicly offered in Canada under Corus’ previously filed shelf prospectus and supplement to the Prospectus pursuant to an Underwriting Agreement with TD Securities Inc. and Scotia Capital Inc., as Bookrunners, along with a syndicate that included RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc. and BMO Capital Markets Inc. Concurrent with the closing of the offering of the Notes, Corus entered into an amended and restated credit agreement with TD Securities as Lead Arranger and Sole Bookrunner and the lenders from time to time party thereto, establishing a revolving credit facility in an amount of $500 million Cdn. The new credit facility has a maturity date of February 11, 2014 and is otherwise on terms and conditions substantially similar to Corus' prior credit facility. Corus used the net proceeds from the sale of the Notes, as well as funds available under its amended revolving credit facility, to retire its prior term credit facility.

•	On February 17, 2010, the Company was honoured with the 2010 IR Magazine Canada Award for Best Investment Community Meetings ($1B to $10B Market Cap Category).
•
On February 22, 2010, Corus Radio Quebec announced that 98,5 FM’s morning show Puisqu’il faut se lever with host Paul Arcand is now broadcast on 98,3 Souvenirs Garantis (Saguenay), 106,9 Souvenirs Garantis (Trois-Rivières), 107,7 Souvenirs Garantis (Sherbrooke) and 104,7 Souvenirs Garantis (Gatineau).

Significant Events Subsequent to the Quarter

•
On March 1, 2010, the Company launched Sundance Channel in Canada and W Movies. Based on the internationally recognized brand, the Sundance Channel features a broad range of programming from niche, genre-focused cinema to obscure and socially provocative titles. W Movies is an extension of the Company’s successful W Network brand.

•
On March 11, 2010, the Company’s Radio division was awarded two Canadian Music and Broadcast Industry Awards, four Crystal Awards and four honourable mentions at Canadian Music Week 2010. Winners and honourees include: Classic Rock 101 (Vancouver), Corus Radio Calgary, Country 105 (Calgary), Corus Radio Winnipeg, FM96 (London), 107.5 DAVE FM (Kitchener), Corus Radio Hamilton and Q107 (Toronto).

•
Beginning on March 22, 2010, and over the following week, the CRTC released a group of related policy statements that impact directly upon television licensees and indirectly upon radio.  These are the main issues related to the licensing process for television licensees as the system migrates to wholly digital distribution platforms over the next few years.  The key policy documents are listed as follows: (A) A group-based approach to the licensing of private television services.  Broadcasting Regulatory Policy, CRTC 2010-167, March 22, 2010; (B) The implications and advisability of implementing a compensation regime for the value of local television signals: A report prepared pursuant to section 15 of the Broadcasting Act, March 23, 2010; (C) Commercial advertising in the local availabilities of non-Canadian services.  Broadcasting Regulatory Policy 2010-189, March 29, 2010; (D) Regulatory framework for video-on-demand undertakings. Broadcasting Regulatory Policy 2010-190, March 29, 2010.

•
On March 23, 2010, the Company was named one of Canada’s Best Diversity Employers, along with 44 other companies. This award recognizes companies that have exceptional workplace diversity and inclusiveness programs. This is the second year in a row that Corus has been honoured.

•	On March 31, 2010, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B Shares, respectively.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three and six months ended February 28, 2010 is prepared as at March 31, 2010.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2009 Annual Report and the consolidated financial statements and notes of the current quarter. The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation, factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

Net income for the second quarter was $14.6 million on revenues of $192.7 million, as compared to net income of $29.0 million on revenues of $181.4 million in the prior year.  Television segment profit increased by 12%, while Radio increased by 21%.  Please refer to the discussion of segmented results for further analysis.

Revenues

Revenues for the second quarter were $192.7 million, an increase of 6% from $181.4 million last year.  Subscriber revenues increased by 14% and advertising revenues were flat in the quarter.  Television revenues increased by 11% and Radio revenues decreased by 4% in the quarter.  For the six-month period, revenues of $415.0 million represented an increase of 4%.  Subscriber revenues increased by 11% and advertising revenues decreased by 2% in the six month period.  Television revenues increased by 9%, while Radio revenues decreased by 5% in the six month period. Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the second quarter were $137.2 million, up 5% from $130.3 million in the prior year. This increase is attributed to higher program rights amortization in the Television division.  General and administrative costs increased by 1% in the quarter.  For the six-month period, expenses of $276.3 million represented a 4% increase over the prior year as a result of higher program rights amortization in the Television division. General and administrative costs decreased by 1% primarily as a result of lower employee-related costs.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the first two quarters decreased by $0.4 million from last year. This decrease reflects a reduction in capital expenditures in recent periods in anticipation of the move in the third quarter to Corus Quay. Expenditures made on the waterfront project are not being depreciated yet.

Interest expense

Interest on long-term debt is down from the prior year due to a lower average debt balance and lower interest rates in fiscal 2010. Until February 2010, the impact of lower interest rates was offset by the impact of an interest rate swap, since interest rate swap agreements fixed the interest rate at 4.13% plus a margin on $400.0 million of the bank debt.  In February 2010, the Company issued $500.0 million in senior unsecured guaranteed notes due 2017 (the “Notes”) that pay interest at 7.25%. The effective interest rate on bank loans and notes for the first two quarters was 4.2%.

Disputed regulatory fees

In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement includes waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009. The Company had accrued $16.2 million over that period, and reversed this accrual in the first quarter of fiscal 2010.

Debt refinancing loss

In the second quarter of fiscal 2010, the Company issued $500.0 million in Notes. The proceeds of the Notes issue were used to pay down the existing $500.0 million term facility.  Concurrently, the interest rate swap agreements that fixed the interest rate on $400.0 million of the bank debt were terminated, and the Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt refinancing loss of $14.3 million. The components of this loss include mark-to-market payments on the termination of the interest rate swap agreements, and the non-cash write-off of deferred financing fees related to the previous credit facility.

Other expense (income), net

Other expense increased in the second quarter and year-to-date of fiscal 2010 due to rental expenses incurred on Corus Quay prior to the completion of the project. The Company will begin occupying the new facility towards the end of the third quarter of fiscal 2010, and will incur duplicate rent for a short period of time until the move is complete. The prior year’s second quarter and year-to-date includes a gain of $7.2 million related to the sale of a residential audio business.

Income taxes

The effective tax rate for the first two quarters of fiscal 2010 was 18.5%, compared to the Company’s 31.8% statutory rate. The difference is due almost entirely to the impact of a change in the Ontario provincial long-term tax rate that became effective in the first quarter. This rate change resulted in the Company recording a non-cash recovery of $14.2 million through the income tax expense line.

Net income and earnings per share

Net income for the second quarter was $14.6 million, as compared to net income of $29.0 million last year. Earnings per share for the second quarter were $0.18 basic and diluted, compared to earnings per share of $0.36 basic and diluted last year. Net income for the quarter includes a debt refinancing loss of $14.3 million, while the prior year includes a gain of $7.2 million related to the disposition of a residential audio service. Removing the impact of these items results in adjusted second quarter basic earnings per share of $0.30 compared to $0.31 in the prior year.

Net income for the year-to-date also includes a reversal of the disputed regulatory fee accrual and a reduction in the income tax rate. Removing the impact of these items results in adjusted year-to-date basic earnings per share of $0.90 compared to $0.83 in the prior year. The weighted average number of shares outstanding is relatively unchanged from the prior year.

Other comprehensive income (loss), net of tax

The significant item in other comprehensive income was the change in the unrealized fair value of the Company’s interest rate swap agreements. In the second quarter of fiscal 2010, the Company terminated the agreements. As a result, the unrealized change in the fair value of the agreements that were previously recorded in other comprehensive income was reversed through other comprehensive income and recorded in net income as a component of the debt refinancing loss.

Radio

The Radio division comprises 50 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.

Financial Highlights

	Three months ended		Six months ended
	February 28,		February 28,
(thousands of Canadian dollars)	2010	2009	2010	2009
Revenues
West	19,844	22,502	46,077	53,602
Ontario	19,160	18,399	43,664	42,287
Quebec and other	16,686	17,034	37,023	37,574
	55,690	57,935	126,764	133,463

Segment profit
West	5,053	6,190	14,754	18,764
Ontario	3,383	2,804	11,858	10,330
Quebec and other	132	(1,884)	3,777	27
	8,568	7,110	30,389	29,121

Revenues for the second quarter decreased by 4%, and revenues for the year-to-date decreased by 5% from the prior year.  Revenues in the West were down for the quarter and year-to-date as the economic downturn in Canada did not impact results in the West until midway through the second quarter of fiscal 2009.  In addition, several markets in the West have been impacted by rate compression as a result of new licenses in those markets.  Revenues in the rest of Canada were stable for the quarter and year-to-date, with modest increases in Ontario and down slightly in Quebec.  The Company’s results for the quarter and for the year-to-date exceed the performance of the overall market in Canada in cities where we compete.

Direct cost of sales, general and administrative expenses for the second quarter decreased by 7% from the prior year, and decreased by 8% for the year-to-date. Variable expenses decreased in a higher proportion than revenues in the periods, as the Company benefits from a lower sales commission structure.  Fixed costs, which represent a much higher proportion of the cost structure, decreased by 8% for both the quarter and year-to-date from the prior year.  The decrease was largely in employee related costs.  This is largely the result of initiatives taken by the Company recently to reduce the fixed cost base of the division.

Segment profit increased from the prior year despite the decline in revenues for both the quarter and year-to-date. While margins declined in the West as a result of declines in revenues, margins improved significantly in Quebec on relatively flat revenues. This margin improvement is the result of the initiatives noted above.

In the first quarter of fiscal 2010, the Radio division reversed its August 31, 2009 disputed regulatory fee accrual of $8.9 million.  This is excluded from segment profit.  In fiscal 2010, the Company began accruing for the revised fee, and the Radio division incurred a charge of $1.0 million.  This amount is included in segment profit for fiscal 2010.

Television

The Kids segment comprises: YTV; Treehouse TV; Nickelodeon (Cananda); a 50% interest in TELETOON and TELETOON Retro, and the Nelvana content business. The Specialty and Pay segment comprises: W Network; VIVA; W Movies; Sundance Channel (Canada); Corus’ western Canadian premium television services Movie Central (including HBO Canada) and Encore Avenue; Corus Custom Networks; three local television stations, and the Company’s interests in CMT Canada, Telelatino, DUSK and Cosmopolitan TV.

Financial Highlights

	Three months ended		Six months ended
	February 28,		February 28,
(thousands of Canadian dollars)	2010	2009	2010	2009
Revenues
Kids	56,147	50,908	124,646	113,937
Specialty and Pay	80,827	72,515	163,583	150,743
	136,974	123,423	288,229	264,680

Segment profit
Kids	22,257	19,297	55,566	50,241
Specialty and Pay	30,947	28,194	64,706	61,520
	53,204	47,491	120,272	111,761

Revenues increased by 11% in the second quarter reflecting strong growth of 14% on subscriber revenues and an increase of 3% in advertising revenues. Total specialty advertising revenues were up 5%, while non-specialty advertising revenues were down 8%. Other revenues grew 18% in the second quarter.  Subscriber revenue growth reflects the continued enthusiastic market response to our HBO Canada offering resulting in strong subscriber growth, the addition of two new offerings in W Movies and Sundance Channel, and enhanced wholesale fees for Movie Central.  Advertising revenues grew 10% on our Kids segment reflecting strengthening ratings and a positive response to our “co-view” strategy.   Specialty advertising revenues on our Specialty and Pay segment showed a moderate increase of 1% in the quarter, which is in line with the general economic trends. The solid growth in other revenues reflects increased distribution and merchandising revenues from the Content business.  Year-to-date subscriber revenues have increased 11% while advertising revenues are essentially flat to the prior year.  Movie Central (including HBO Canada) finished the quarter with 973,000 subscribers, up 5% from the same period last year, and up 15,000 subscribers from the previous quarter.

Direct cost of sales, general and administrative expenses increased by 10% in both the second quarter year-to-date.  Direct cost of sales, which includes amortization of program rights and film investments, increased by 13% for the quarter and 14% for the year-to-date.  Amortization of program rights costs fluctuate with changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license.   Amortization of film investments fluctuate in proportion to the volume of service work in the studio and content distribution revenues.  Planned investment in programming for our Women’s networks to drive growth also contributed to the increased costs.  These increased costs were partially offset by effective cost containment across all categories of general and administrative expenses, which increased by 6% in the quarter and 3% for the year-to-date. Increases in CRTC Part II fees, trademark costs and marketing expenses related to the launch of new services were absorbed by maintaining flat employee related costs.

In the first quarter of fiscal 2010, the Television division reversed its August 31, 2009 disputed regulatory fee accrual of $7.3 million.  This is excluded from segment profit.  In fiscal 2010, the Company began accruing for the revised fee, and the Television division incurred a charge of $1.0 million.  This amount is included in segment profit for fiscal 2010.

On November 30, 2009, the Company completed the acquisition of Drive-In Classics and SexTV.  These specialty services were rebranded Sundance Channel and W Movies, respectively, and their results are included in the Specialty and Pay segment commencing with the second quarter of fiscal 2010.

Corporate

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended		Six months ended
	February 28,		February 28,
(thousands of Canadian dollars)	2010	2009	2010	2009
Stock-based compensation	2,145	1,446	3,330	2,266
Other general and administrative costs	4,182	2,146	8,661	6,265
General and administrative expenses	6,327	3,592	11,991	8,531

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is higher in the current year due to changes in the assumptions underlying the expense recognition of certain plans, primarily related to the Company’s higher share price relative to the same period last year, as well as the granting of additional units under the long-term incentive plan in the current year.

Other general and administrative costs are up from the prior year primarily as a result of accruals for short-term compensation plans.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended February 28, 2010.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2009, except as noted in note 2 to the unaudited consolidated financial statements for the three and six months ended February 28, 2010.

				Earnings (loss) per share
(thousands of Canadian dollars, except per share amounts)	Revenues	Segment profit	Net income (loss)	Basic	Diluted
2010
2nd quarter	192,664	55,445	14,603	$0.18	$0.18
1st quarter	222,329	83,225	73,908	0.92	0.91
2009
4th quarter	195,221	57,423	18,733	$0.23	$0.23
3rd quarter	195,354	61,416	(145,030)	(1.81)	(1.81)
2nd quarter	181,358	51,009	29,029	0.36	0.36
1st quarter	216,785	81,342	40,633	0.51	0.50
2008
4th quarter	185,774	47,235	17,406	$0.21	$0.21
3rd quarter	207,819	71,772	37,674	0.45	0.45

Seasonal fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2009, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	Net income in the second quarter of fiscal 2010 was negatively impacted by $14.3 million in expenses related to the refinancing of the Company’s debt.
•	Net income in the first quarter of fiscal 2010 was positively impacted by $14.2 million in income tax rate changes and the reversal of a $16.2 million disputed regulatory fee accrual.
•
Revenues in the third quarter of fiscal 2009 decreased from the previous year, as the Canadian economy had a negative impact on the advertising market.  The impact was most pronounced in the Radio division.

•	Net loss in the third quarter of fiscal 2009 includes broadcast license and goodwill impairment charges of $172.5 million, net of tax of $2.5 million, related to the Radio division.
•	Net income in the second quarter of fiscal 2009 was positively impacted by a gain of $7.2 million related to the disposition of a residential audio service.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2009.

Outlook

At its annual Investor Day in September 2009, the Company updated investors on the Company’s fiscal 2010 strategic priorities and provided near-term financial guidance for the 2010 fiscal year.  In particular, the Company announced its fiscal 2010 guidance targets of consolidated segment profit of $255.0 to $270.0 million, and free cash flow of between $10.0 and $20.0 million. This guidance remains unchanged at the end of the second quarter of fiscal 2010.  The free cash flow guidance is lower than in recent years due to the anticipated expenditures related to Corus Quay.

To view the Investor Day presentation, please visit the Company’s website at www.corusent.com.

Financial Position

Total assets at February 28, 2010 were $2.0 billion, compared to $1.87 billion at August 31, 2009.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2009.

Current assets increased by $35.6 million.  Cash and cash equivalents increased by $29.5 million.  Please see the discussion of cash flows in the next section.  Accounts receivable increased by $11.8 million but has decreased by $23.4 million from the end of the previous quarter.  The accounts receivable balance typically grows in the first and third quarters and decreases in the second quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivable.

Tax credits receivable increased as a result of accruals related to film production.  Investments and other assets increased as a result of entering into a new trademark licensing arrangement in the Television division.  Capital assets increased by $22.0 million, as spending on Corus Quay ramped up significantly in the second quarter.  Broadcast licenses and goodwill balances increased as the result of an acquisition of two specialty television services in the first quarter.  Program and film rights (current and non-current) increased by $8.3 million, as additions of acquired rights of $85.9 million were offset by amortization during the period. In particular, investments in programming were made relating to the launch of Nickelodeon in Canada, W Movies and the Sundance Channel in the first and second quarters.  Film investments increased by $2.7 million, as net film spending of $33.1 million was offset by film amortization and accruals for tax credits.  In the first quarter of fiscal 2010, the broadcast business made significant investments in third-party-produced film projects as part of its conditions of license.

Accounts payable and accrued liabilities did not change significantly from the year-end balances.  The decrease related to the reversal of the disputed regulatory fees was offset by an increase related to general accounts payable.  Income taxes payable increased due to the timing of income tax installment payments.

Long-term debt increased by $53.6 million. The Company utilized its debt to finance the acquisition of two specialty television services in the first quarter.  Other long-term liabilities decreased by $2.4 million, primarily due to the termination of the Company’s interest rate swap agreements.  The Company also recognized a liability associated with a long-term trademark agreement, as well as an accrual for public benefits resulting from a business combination.   Net future tax liability (including current future tax asset) decreased by $8.3 million primarily due to a change in long-term Ontario provincial tax rates.

Share capital increased by $6.1 million as a result of the exercise of employee stock options and the issuance of shares from treasury under the Company’s new dividend reinvestment plan.  Contributed surplus decreased by $2.1 million as units that had vested under the Company’s long-term incentive plan were paid in cash in the first quarter.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $29.5 million in fiscal 2010, compared to an increase of $19.8 million in the prior year.  Free cash flow for fiscal 2010 was $21.3 million, compared to free cash flow of $47.7 million in the prior year.  After adding back the impact of business combinations, adjusted free cash flow in fiscal 2010 is $57.3 million.  This increase in free cash flow reflects higher cash from operating activities.  Please see Key Performance Indicators for a reconciliation of free cash flow to consolidated statements of cash flows.

Cash provided by operating activities in fiscal 2010 was $84.9 million, compared to $47.9 million last year.  A portion of this increase is related to lower year-end accruals for employee compensation, lower payments for interest and income tax and other timing differences related to working capital.

Cash used in investing activities in fiscal 2010 was $63.5 million, compared to cash used of $0.3 million last year.  Capital expenditures are higher in the current year, as the Company has started to incur costs related to Corus Quay in the past few quarters.  Included in the current year is $26.1 million in capital expenditures related to Corus Quay.  In the first quarter of fiscal 2010, the Company completed the acquisition of two specialty television services for cash of $40.0 million, less a $4.0 million holdback to be paid later in the fiscal year.

Cash provided by financing activities in fiscal 2010 was $8.2 million, compared to cash used of $27.9 million in the prior year.  In the current year, the Company issued $500.0 million in senior unsecured guaranteed notes, and used the proceeds to repay a portion of the bank debt balance. These transactions resulted in the payment of financing and swap termination fees.

Liquidity

As at February 28, 2010, the Company has available $275.0 million under a revolving term credit facility that matures on February 10, 2014.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

As at February 28, 2010, the Company had a cash balance of $40.5 million and a positive working capital balance.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

In planning for fiscal 2010, the Company made one of its priorities to assess its overall long-term debt structure in order to improve its financial flexibility.  As noted in the previous quarter, the Company intended to file a short-form base prospectus to enable it to offer and issue securities.  The Company achieved this objective in the second quarter with the issuance of $500.0 million in senior unsecured guaranteed notes due 2017 paying interest at 7.25%.

Net debt to segment profit

As at February 28, 2010, net debt was $664.9 million, up from $640.8 million at August 31, 2009.  Net debt to segment profit at February 28, 2010 was 2.6 times, unchanged from August 31, 2009.  This ratio remains below management’s stated long-term range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

In the second quarter of fiscal 2010, the Company terminated its interest rate swap agreements that had fixed a portion of the interest rate on its bank debt.  As a result, the Company has no derivative instruments outstanding as at February 28, 2010.

Contractual commitments

The Company has added no significant unfulfilled contractual obligations in fiscal 2010.

Outstanding Share Data

As at March 31, 2010, 3,444,128 Class A Voting Shares and 77,336,470 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the three and six months ended February 28, 2010 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2009, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.  Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow
	Three months ended		Six months ended
	February 28,		February 28,
(thousands of Canadian dollars)	2010	2009	2010	2009
Cash provided by (used in):
Operating activities	52,535	43,220	84,862	47,935
Investing activities	(22,260)	2,446	(63,513)	(285)
Free cash flow	30,275	45,666	21,349	47,650

Net debt
(thousands of Canadian dollars)	As at February 28, 2010	As at August 31, 2009
Long-term debt	705,377	651,767
Cash and cash equivalents	(40,467)	(10,922)
Net debt	664,910	640,845

Net debt to segment profit
(thousands of Canadian dollars except ratios)	As at February 28, 2010	As at August 31, 2009
Net debt (numerator)	664,910	640,845
Segment profit (1) (denominator)	257,509	251,190
Net debt to segment profit	2.6	2.6

(1)  Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Impact of New Accounting Policies

Effective September 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450, “Research and Development Costs” was withdrawn from the CICA Handbook. Adopting this accounting change did not have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in Canada for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has implemented an IFRS project, and has committed adequate internal and external resources towards this project, including assembling a project team with a dedicated project team leader that includes senior levels of management.  Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS project has been established.

Although the Company has completed preliminary assessments of accounting and reporting differences, impacts on systems and processes, it has not yet finalized these assessments.  As the Company finalizes its determination of the significant impacts on its financial reporting it intends to disclose such impacts in future Management’s Discussion and Analysis.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date.  The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.

The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively.  However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement.  Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position.   On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to elect not to restate any business combinations that occurred prior to September 1, 2010.
Cumulative translation differences	The Company expects to elect to reset cumulative translation differences for foreign operations to zero at September 1, 2010.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP.  Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements.  The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS.  It is intended to highlight those areas management believes to be most significant.  However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements.  Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition.  The future impacts of IFRS will also depend on the particular circumstances prevailing in those years.  At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences.  Please see the section entitled “Cautionary statement regarding forward-looking statements”.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
Presentation of Financial Statements (IAS 1)	Additional disclosures in the notes to financial statements.
Property, Plant and Equipment (IAS 16)
Componentization of significant real estate for separate amortization over a shorter useful life.
Remaining carrying value of underlying buildings subject to componentization amortized over a longer useful life.

Impairment of Assets (IAS 36)
Grouping of assets in cash generating units (CGU’s) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow method (DCF) in a single-step approach.
Goodwill allocated to and tested in conjunction with its related CGU or group of CGU’s that benefit from collective synergies.
Under certain circumstances, previous impairment taken (other than goodwill) required to be reversed.

Interests in Joint Ventures (IAS 31)	Joint venture interests accounted for using the equity method.
Income Taxes (IAS 12)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
Business Combinations and Minority Interests (IFRS 3R)
Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.
Changes in ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Non-controlling interests presented as a separate component of shareholders’ equity.

This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS beginning September 1, 2010.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule.

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is currently evaluating the effects of adopting these changes.

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at February 28,	As at August 31,
(in thousands of Canadian dollars)	2010	2009
ASSETS (note 6)
Current
Cash and cash equivalents	40,467	10,922
Accounts receivable	158,575	146,784
Income taxes recoverable	-	7,267
Prepaid expenses and other	15,518	14,377
Program and film rights	145,613	146,195
Future tax asset	2,790	1,788
Total current assets	362,963	327,333

Tax credits receivable	35,645	26,698
Investments and other assets (note 3)	25,415	23,693
Property, plant and equipment	98,419	76,450
Program and film rights	101,413	92,579
Film investments (note 4)	94,894	92,180
Broadcast licenses	587,138	561,741
Goodwill	692,632	674,029
	1,998,519	1,874,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	170,650	171,055
Income taxes payable	6,747	-
Total current liabilities	177,397	171,055

Long-term debt (note 6)	705,377	651,767
Other long-term liabilities (notes 5 and 7)	70,937	73,360
Future tax liability	95,583	102,842
Total liabilities	1,049,294	999,024

Non-controlling interest	14,360	21,401

SHAREHOLDERS’ EQUITY
Share capital (note 8)	846,747	840,602
Contributed surplus (note 8)	15,177	17,303
Retained earnings	84,785	20,380
Accumulated other comprehensive loss (note 16)	(11,844)	(24,007)
Total shareholders’ equity	934,865	854,278
	1,998,519	1,874,703

See accompanying notes

On behalf of the Board:

John M. Cassaday	Heather A. Shaw
Director	Director

April 14, 2010

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars except per share amounts)	2010	2009	2010	2009
Revenues	192,664	181,358	414,993	398,143
Direct cost of sales, general and administrative expenses (note 15)	137,219	130,349	276,323	265,792
Depreciation	5,323	5,199	9,839	10,191
Interest expense (notes 6 and 9)	9,653	9,666	17,801	20,068
Disputed regulatory fees (note 18)	-	1,022	(16,194)	2,712
Debt refinancing loss (note 6)	14,256	-	14,256	-
Other expense (income), net (notes 10 and 15)	3,123	(5,009)	1,339	(3,609)
Income before income taxes and non-controlling interest	23,090	40,131	111,629	102,989
Income tax expense (note 11)	7,157	10,831	20,610	31,706
Non-controlling interest	1,330	271	2,508	1,621
Net income for the period	14,603	29,029	88,511	69,662

Earnings per share (note 8)
Basic	$0.18	$0.36	$1.10	$0.87
Diluted	$0.18	$0.36	$1.08	$0.86

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars)	2010	2009	2010	2009
Net income for the period	14,603	29,029	88,511	69,662
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	(79)	492	(524)	2,317
Unrealized change in fair value of available-for-sale investments, net of tax	(27)	145	12	(780)
Recognition of change in fair value of available-for-sale assets in net income	-	2,077	-	2,077
Unrealized change in fair value of cash flow hedges, net of tax	1,985	(2,176)	3,431	(9,507)
Recognition of change in fair value of cash flow hedge in net income, net of tax	9,244	-	9,244	-
	11,123	538	12,163	(5,893)
Comprehensive income for the period	25,726	29,567	100,674	63,769

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars)	2010	2009	2010	2009
Share capital
Balance, beginning of period	842,340	840,165	840,602	848,257
Issuance of shares under stock option plan	3,329	-	4,731	358
Shares repurchased	-	-	-	(8,450)
Other	1,078	198	1,414	198
Balance, end of period	846,747	840,363	846,747	840,363

Contributed surplus
Balance, beginning of period	14,394	13,115	17,303	17,304
Stock-based compensation	954	1,401	1,853	2,350
Settlement of long-term incentive plan	-	-	(3,473)	(5,138)
Exercise of stock options	(171)	-	(506)	-
Balance, end of period	15,177	14,516	15,177	14,516

Retained earnings
Balance, beginning of period	82,271	153,655	20,380	131,594
Net income for the period	14,603	29,029	88,511	69,662
Dividends	(12,089)	(12,000)	(24,106)	(23,939)
Share repurchase excess	-	-	-	(6,633)
Balance, end of period	84,785	170,684	84,785	170,684

Accumulated other comprehensive loss
Balance, beginning of period	(22,967)	(26,581)	(24,007)	(20,150)
Other comprehensive income (loss), net of tax	11,123	538	12,163	(5,893)
Balance, end of period	(11,844)	(26,043)	(11,844)	(26,043)

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars)	2010	2009	2010	2009
OPERATING ACTIVITIES
Net income for the period	14,603	29,029	88,511	69,662
Add (deduct) non-cash items:
Depreciation	5,323	5,199	9,839	10,191
Amortization of program and film rights	41,490	39,034	83,216	76,517
Amortization of film investments	9,609	6,689	15,142	10,038
Future income taxes	1,908	2,887	(13,428)	7,610
Non-controlling interest	1,330	271	2,508	1,621
Stock-based compensation	2,145	1,431	3,330	2,012
Imputed interest	1,772	1,522	3,468	3,311
Debt refinancing loss	14,256	-	14,256	-
Other gains	(297)	(5,632)	(388)	(5,429)
Net change in non-cash working capital balances related to operations	18,095	22,148	(4,322)	(7,507)
Payment of program and film rights	(42,663)	(45,927)	(84,273)	(95,175)
Net additions to film investments	(15,036)	(13,431)	(32,997)	(24,916)
Cash provided by operating activities	52,535	43,220	84,862	47,935

INVESTING ACTIVITIES
Additions to property, plant and equipment	(23,793)	(3,789)	(29,899)	(5,784)
Business combinations	-	-	(36,000)	(74,950)
Cash held in escrow	-	-	-	74,950
Net cash flows for investments and other assets	1,773	6,961	2,864	6,633
Decrease in public benefits associated with acquisitions	(240)	(726)	(478)	(1,134)
Cash provided by (used in) investing activities	(22,260)	2,446	(63,513)	(285)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	(469,566)	(17,179)	(429,681)	13,670
Issuance of senior unsecured guaranteed notes	500,000	-	500,000	-
Financing and swap termination fees	(30,997)	-	(30,997)	-
Issuance of shares under stock option plan	3,158	-	4,225	358
Shares repurchased	-	-	-	(15,083)
Dividends paid	(10,973)	(12,000)	(22,647)	(24,017)
Dividend paid to non-controlling interest	(5,400)	(325)	(9,260)	(2,994)
Other	-	198	(3,444)	198
Cash provided by (used in) financing activities	(13,778)	(29,306)	8,196	(27,868)
Net change in cash and cash equivalents during the period	16,497	16,360	29,545	19,782
Cash and cash equivalents, beginning of period	23,970	23,064	10,922	19,642
Cash and cash equivalents, end of period	40,467	39,424	40,467	39,424

See accompanying notes

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2010
(in thousands of Canadian dollars, except share information)

1.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries (“Corus” or the “Company”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2009.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2009 annual consolidated financial statements, except as described below.

Changes in accounting policies

Effective September 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450, “Research and Development Costs”, was withdrawn from the CICA Handbook. Adopting this accounting change did not have a significant impact on the Company’s interim consolidated financial statements.

Pending accounting changes

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-controlling Interests.”  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is currently evaluating the effects of adopting these changes.

3.	INVESTMENTS AND OTHER ASSETS

	As at February 28, 2010	As at August 31, 2009
Equity investments	9,387	10,229
Trademark intangible assets	12,743	8,349
Other	3,285	5,115
	25,415	23,693

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2010
(in thousands of Canadian dollars, except share information)

4.	FILM INVESTMENTS
	As at February 28, 2010	As at August 31, 2009
Projects in process	25,093	22,173
Completed projects and distribution rights	40,520	45,595
Investments in third-party-produced film projects	29,281	24,412
	94,894	92,180

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at August 31, 2009, the Company had $8,329 in accrued restructuring expenses in accounts payable and accrued liabilities and other long-term liabilities.  In fiscal 2010, $2,659 has been paid in respect of these provisions and as at February 28, 2010, $5,670 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2010 and 2011.

6.	LONG-TERM DEBT
	As at February 28, 2010	As at August 31, 2009
Bank loans	223,186	653,564
Senior unsecured guaranteed notes	500,000	-
Unamortized financing fees	(17,809)	(1,797)
	705,377	651,767

In the second quarter of fiscal 2010, the Company closed an offering of $500,000 principal amount of 7.25% senior unsecured guaranteed notes due February 10, 2017 (the “Notes”).

Concurrent with the closing of the offering of the Notes, the Company entered into an amended credit facility with a syndicate of banks that matures on February 11, 2014.  The amount committed is $500,000, which is available on a revolving basis, and is otherwise on terms and conditions substantially similar to the Company’s prior credit facility.

The transactions noted above resulted in the Company recording a $14,256 debt refinancing loss in the second quarter of fiscal 2010.  The components of this loss include mark-to-market payments on the interest rate swap agreement termination and the write-off of unamortized financing fees related to the bank loans that were settled.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at February 28, 2010, the weighted average interest rate on the outstanding bank loans and Notes was 6.2%. Interest on the bank loans, including the impact of the swap, and Notes averaged 4.2% for the first six months of fiscal 2010.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at February 28, 2010.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2010
(in thousands of Canadian dollars, except share information)

7.	OTHER LONG-TERM LIABILITIES
	As at February 28, 2010	As at August 31, 2009
Public benefits associated with acquisitions	4,347	808
Unearned revenue	8,784	8,156
Program rights payable	31,468	25,435
Long-term employee obligations	2,988	2,386
Deferred leasehold inducements	5,568	5,117
Derivative fair value	-	17,851
Merchandising and trademark liabilities	14,936	10,885
Other	2,846	2,722
	70,937	73,360

8.	SHARE CAPITAL
Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

Issued and outstanding

The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2009 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2009	3,444,528	26,674	76,608,074	813,928	840,602
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(400)	(3)	400	3	-
Issuance of shares under Stock Option Plan	-	-	372,060	4,731	4,731
Issuance of shares under dividend reinvestment plan	-	-	77,416	1,414	1,414
Balance as at February 28, 2010	3,444,128	26,671	77,057,950	820,076	846,747

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2010
(in thousands of Canadian dollars, except share information)

Earnings per share

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	Three months ended		Six months ended
	February 28,		February 28,
	2010	2009	2010	2009
Net income for the period (numerator)	14,603	29,029	88,511	69,662

Weighted average number of shares outstanding (denominator)
Weighted average number of shares outstanding - basic	80,357	80,032	80,222	80,092
Effect of dilutive securities	1,476	729	1,405	953
Weighted average number of shares outstanding - diluted	81,833	80,761	81,627	81,045

The calculation of diluted earnings per share for the second quarter and year-to-date of fiscal 2010 excluded 257,473 and 278,298 weighted average Class B Non-Voting Shares issuable under the Company’s Stock Option Plan because these options were not “in-the-money”.

Stock option plan

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

A summary of the changes to the stock options outstanding since August 31, 2009 is presented as follows:

	Number of options (#)	Weighted average exercise price ($)
Outstanding as at August 31, 2009	3,389,250	13.85
Granted	393,073	17.51
Forfeited or expired	(4,500)	18.68
Exercised	(372,060)	11.35
Outstanding as at February 28, 2010	3,405,763	14.54

As at February 28, 2010, the Company has outstanding stock options for 3,405,763 Class B Non-Voting Shares, of which 2,531,415 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2010, the Company has recorded stock-based compensation expense for the second quarter and year-to-date of $252 and $456 (2009 - $337 and $627), respectively.  This charge has been credited to contributed surplus.  Unrecognized stock-based compensation expense at February 28, 2010 related to the Plan was $2,780.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2010
(in thousands of Canadian dollars, except share information)

The fair value of each option granted in fiscal 2010 and 2009 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2010	Fiscal 2009
Fair value	3.65	3.12
Expected life	5.6 years	5.4 years
Risk-free interest rate	2.77%	2.77%
Dividend yield	3.4%	3.4%
Volatility	28.7%	24.7%

Performance share units

The Company has granted Performance Share Units (“PSUs”) to certain employees. Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the second quarter and year-to-date in respect of the PSU plan was $296 and $582 (2009 - $45 and $(84)), respectively.

Long-term incentive plan

In the first and second quarters of fiscal 2010, 570,341 units were granted under this plan (2009 - 263,900 units), with vesting periods between two and five years.  The stock-based compensation expense recorded for the second quarter and year-to-date in respect of this plan was $1,597 and $2,292 (2009 - $1,064 and $1,723), respectively.  This charge has been credited to other long-term liabilities and contributed surplus.

Units that vested on August 31, 2009 were paid in cash in September 2009.  This resulted in a reduction of $3,473 to contributed surplus in the first quarter of fiscal 2010.

Dividend reinvestment plan

In September 2009, the Company announced that its Board of Directors had approved a discount for Class B Non-Voting Shares issued from treasury pursuant to the terms of its dividend reinvestment plan.  In the first two quarters of fiscal 2010, the Company issued 77,416 Class B Non-Voting Shares, resulting in an increase in share capital of $1,414.

Other

The Company allows directors and senior management to receive their director’s fees or short-term incentive compensation, respectively, in the form of deferred share units.  Each deferred share unit has the same value as a Class B Non-Voting Share. These deferred share units are fully vested upon grant, and the value is paid in cash to the holder following termination of service or employment.  At February 28, 2010, there were 169,423 deferred share units outstanding.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2010
(in thousands of Canadian dollars, except share information)

9.	INTEREST EXPENSE
	Three months ended		Six months ended
	February 28,		February 28,
	2010	2009	2010	2009
Interest on long-term debt	7,567	7,609	13,851	16,187
Imputed interest on long-term liabilities	1,772	1,522	3,468	3,311
Other interest	314	535	482	570
	9,653	9,666	17,801	20,068

10.	OTHER EXPENSE (INCOME), NET
	Three months ended		Six months ended
	February 28,		February 28,
	2010	2009	2010	2009
Interest income	(42)	(107)	(1,093)	(703)
Foreign exchange losses (gains)	99	253	(667)	2,882
Loss (income) from equity investments	(369)	447	(508)	(103)
Gain on disposal	-	(7,163)	-	(7,163)
Investment impairment	-	2,429	-	2,429
Other	3,435	(868)	3,607	(951)
	3,123	(5,009)	1,339	(3,609)

11.	INCOME TAX EXPENSE

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for fiscal 2010 and 2009 is as follows:

	Fiscal 2010		Fiscal 2009
	$	%	$	%
Tax at combined federal and provincial rates	35,472	31.8	34,003	33.0
Future tax recovery resulting from tax rate changes	(14,244)	(12.8)	-	-
Non-taxable portion of capital gains	-	-	(1,482)	(1.4)
Miscellaneous differences	(618)	(0.6)	(815)	(0.8)
	20,610	18.5	31,706	30.8

12.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through two operating divisions and five segments:

Radio

The Radio division comprises 50 radio stations, situated primarily in urban centres in Canada.  Revenues are derived from advertising aired over these stations.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2010
(in thousands of Canadian dollars, except share information)

Television

The Television division includes interests in several specialty television networks, pay television services, conventional television stations, cable advertising services and the Nelvana content business.  Revenues are generated from subscriber fees, advertising and the licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited consolidated financial statements, except as noted in note 2. Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.

Divisional results

Three months ended February 28, 2010
	Radio	Television	Corporate	Consolidated
Revenues	55,690	136,974	-	192,664
Direct cost of sales, general and administrative expenses	47,122	83,770	6,327	137,219
Segment profit	8,568	53,204	(6,327)	55,445
Depreciation	1,598	1,871	1,854	5,323
Interest expense	212	1,180	8,261	9,653
Debt refinancing loss	-	-	14,256	14,256
Other expense (income), net	(18)	560	2,581	3,123
Income before income taxes and non-controlling interest	6,776	49,593	(33,279)	23,090

Three months ended February 28, 2009
	Radio	Television	Corporate	Consolidated
Revenues	57,935	123,423	-	181,358
Direct cost of sales, general and administrative expenses	50,825	75,932	3,592	130,349
Segment profit	7,110	47,491	(3,592)	51,009
Depreciation	1,631	2,444	1,124	5,199
Interest expense	228	1,357	8,081	9,666
Disputed regulatory fees	526	496	-	1,022
Other expense (income), net	(751)	(5,960)	1,702	(5,009)
Income before income taxes and non-controlling interest	5,476	49,154	(14,499)	40,131

Six months ended February 28, 2010
	Radio	Television	Corporate	Consolidated
Revenues	126,764	288,229	-	414,993
Direct cost of sales, general and administrative expenses	96,375	167,957	11,991	276,323
Segment profit	30,389	120,272	(11,991)	138,670
Depreciation	3,268	3,777	2,794	9,839
Interest expense	400	2,355	15,046	17,801
Disputed regulatory fees	(8,901)	(7,293)	-	(16,194)
Debt refinancing loss	-	-	14,256	14,256
Other expense (income), net	73	(693)	1,959	1,339
Income before income taxes and non-controlling interest	35,549	122,126	(46,046)	111,629

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2010
(in thousands of Canadian dollars, except share information)

Six months ended February 28, 2009
	Radio	Television	Corporate	Consolidated
Revenues	133,463	264,680	-	398,143
Direct cost of sales, general and administrative expenses	104,342	152,919	8,531	265,792
Segment profit	29,121	111,761	(8,531)	132,351
Depreciation	3,273	4,785	2,133	10,191
Interest expense	454	2,400	17,214	20,068
Disputed regulatory fees	1,362	1,350	-	2,712
Other expense (income), net	(571)	(3,641)	603	(3,609)
Income before income taxes and non-controlling interest	24,603	106,867	(28,481)	102,989

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

In addition to evaluating performance of the divisions in total, management also measures performance at the operating segment level.  The following tables present further details on the operating segments within the Radio and Television divisions:

Revenues by segment
	Three months ended		Six months ended
	February 28,		February 28,
	2010	2009	2010	2009
Radio
West	19,844	22,502	46,077	53,602
Ontario	19,160	18,399	43,664	42,287
Quebec and other	16,686	17,034	37,023	37,574
	55,690	57,935	126,764	133,463

Television
Kids	56,147	50,908	124,646	113,937
Specialty and Pay	80,827	72,515	163,583	150,743
	136,974	123,423	288,229	264,680

Segment profit
	Three months ended		Six months ended
	February 28,		February 28,
	2010	2009	2010	2009
Radio
West	5,053	6,190	14,754	18,764
Ontario	3,383	2,804	11,858	10,330
Quebec and other	132	(1,884)	3,777	27
	8,568	7,110	30,389	29,121

Television
Kids	22,257	19,297	55,566	50,241
Specialty and Pay	30,947	28,194	64,706	61,520
	53,204	47,491	120,272	111,761

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2010
(in thousands of Canadian dollars, except share information)

Revenues by type
	Three months ended		Six months ended
	February 28,		February 28,
	2010	2009	2010	2009
Advertising	90,723	91,035	217,844	222,947
Subscriber fees	71,252	62,717	138,324	124,795
Other	30,689	27,606	58,825	50,401
	192,664	181,358	414,993	398,143

13.	CAPITAL MANAGEMENT

The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital as the aggregate of its shareholders’ equity and long-term debt less cash and cash equivalents.

Total managed capital is as follows:
	As at February 28, 2010	As at August 31, 2009
Long-term debt	705,377	651,767
Cash and cash equivalents	(40,467)	(10,922)
Net debt	664,910	640,845
Shareholders’ equity	934,865	854,278
	1,599,775	1,495,123

The Company manages its capital structure in accordance with changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may elect to issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances.

The Company monitors capital on a number of bases, including: net debt to segment profit ratio and dividend yield.  The Company’s stated objectives are to maintain a net debt to segment profit ratio at a long-term range of 3.0 to 3.5 times, and maintain a dividend yield in excess of 2.5%.  The Company believes that these objectives provide a reasonable framework for providing a return to shareholders.  The Company is currently operating within these internally imposed objectives.

The Company is not subject to any externally imposed capital requirements, and there has been no change in the Company’s capital management approach during the period.

14.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:
	Three months ended		Six months ended
	February 28,		February 28,
	2010	2009	2010	2009
Interest paid	8,216	8,882	14,681	17,615
Interest received	42	107	1,093	703
Income taxes paid	11,232	22,885	19,848	26,439

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2010
(in thousands of Canadian dollars, except share information)

15.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Six months ended
	February 28,		February 28,
	2010	2009	2010	2009
Direct cost of sales, general and administrative expenses	44	216	(107)	1,366
Other expense (income), net	99	253	(667)	2,882
Total foreign exchange losses (gains)	143	469	(774)	4,248

16.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	As at February 28, 2010	As at August 31, 2009
Foreign currency translation adjustment	(11,998)	(11,474)
Unrealized gain on available-for-sale investments, net of tax of $26	154	142
Unrealized loss on cash flow hedge, net of tax	-	(12,675)
	(11,844)	(24,007)

17.	BUSINESS COMBINATIONS

In the first quarter of fiscal 2010, the Company completed the acquisition of the specialty television services Drive-In Classics and SexTV.  The CRTC approved the acquisition on November 19, 2009 and the Company took over ownership and operation of these services, rebranded Sundance Channel and W Movies, respectively, on November 30, 2009.  The results of operations of these services, as well as their assets and liabilities, are included in the Specialty and Pay segment of the Television division effective December 1, 2009.  The total cash consideration paid was $40.0 million, less a 10% holdback pending the completion of certain closing procedures.  The Company anticipates releasing the holdback in the third or fourth quarter of fiscal 2010.  The Company has not yet finalized the valuation of intangible assets for the purpose of allocating the purchase cost of the acquisition.  The preliminary purchase equation, which was accounted for using the purchase method, is summarized below:

Assigned value of net assets acquired:
Broadcast licenses	25,397
Goodwill	18,603
Other long-term liabilities	(4,000)
40,000
Holdback	(4,000)
Cash consideration given:	36,000

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2010
(in thousands of Canadian dollars, except share information)

18.	COMMITMENTS AND CONTINGENCIES

In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement included waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009.  The Company had accrued $16,194 over that period, and reversed this accrual in the first quarter of fiscal 2010.  In fiscal 2010, the Company began accruing for the revised fee, and in the first two quarters incurred a charge of $2.0 million.  This charge is included in segment profit.

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